EX99 (d)(115)

Schedule A

ClearBridge Mid Cap Growth Fund

Date:

December 1, 2017

Fee:

Average Daily Net Assets:	Fee: (%)
First $1 billion	0.750
Next $1 billion	0.700
Next $3 billion	0.650
Next $5 billion	0.600
Over $10 billion	0.550